McAfee Inc.	5000 Headquarters Drive Plano, Texas 75024	800.338.8754 main www.mcafee.com
October 1, 2008
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attn: Kathleen Collins

Re:	McAfee, Inc. (the “Company”)
Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2007
Filed February 27, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 7, 2008
Form 8-K Filed July 31, 2008
File No. 001-31216
Ladies and Gentlemen:
     We are in receipt of the Staff’s comment set forth in its letter dated September 29, 2008 relating to the above-referenced filings. We are working to prepare our response to that comment. We currently anticipate responding to that comment by October 13, 2008.
     If you have any questions about this letter, please do not hesitate to contact me at 972-987-2492 or Jared Ross at 972-963-7944.

Sincerely,
/s/ Robin Bradford
Senior Director Corporate Securities

cc:	Dave DeWalt, McAfee, Inc.
   Chief Executive Officer and President
Rocky Pimentel, McAfee, Inc.
   Chief Operating Officer and Chief Financial Officer
Mark Cochran, McAfee, Inc.
Executive Vice President and General Counsel